SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

(Mark One)
☑ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2011

OR

☐ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ___to ___

Commission file number 000-24566-01

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

MB Financial, Inc. 401(k) Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MB Financial, Inc. 800 West Madison Street Chicago, Illinois 60607

MB FINANCIAL, INC. 401(k) PROFIT SHARING PLAN

Required Information

The MB Financial, Inc. 401(k) Profit Sharing Plan (the “Plan”) is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and for purposes of satisfying the requirements of Form 11-K has included for filing herewith the Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. Attached to this report as Exhibit 23 is the consent of McGladrey LLP.

MB Financial, Inc.
401(k) Profit Sharing Plan

Financial Report
December 31, 2011

Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4 - 10
Schedules
Assets (Held at End of Year)	11

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
MB Financial, Inc. 401(k) Profit Sharing Plan
Chicago, Illinois

We have audited the accompanying statements of net assets available for benefits of MB Financial, Inc. 401(k) Profit Sharing Plan as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended    December 31, 2011.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of MB Financial, Inc. 401(k) Profit Sharing Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/McGladrey LLP
Schaumburg, Illinois
June 26, 2012

MB Financial, Inc.
401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits
December 31, 2011 and 2010

	2011	2010

Assets
Investments at fair value:
Shares of registered investment companies	$ 81,306,034	$ 78,079,750
Common/collective trust	14,589,145	13,883,158
MB Financial, Inc. common stock	5,880,753	5,796,076
	101,775,932	97,758,984
Receivables:
Employer contributions	6,092,898	5,588,707
Notes receivable from participants	2,520,697	1,940,867
	8,613,595	7,529,574

Total assets	110,389,527	105,288,558

Liabilities	-	-

Net assets reflecting investments at fair value	110,389,527	105,288,558

Adjustment from fair value to contract value for interest in Common /
collective trust relating to fully benefit-responsive investment contracts (Note 2)	(675,570)	(546,693)

Net assets available for benefits	$ 109,713,957	$ 104,741,865

See Notes to Financial Statements.

MB Financial, Inc.
401(k) Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2011

Investment income (loss):
Net depreciation in fair value of investments	$ (2,634,566)
Dividends and interest	2,220,175
Net investment loss	(414,391)

Interest income on notes receivable from participants	97,992

Contributions:
Participants	6,674,424
Employer	6,092,898
Rollovers	391,890
Other additions	3,642
Total contributions	13,162,854

Total additions	12,846,455

Deductions:
Benefits paid	7,847,368
Administrative expenses	26,652
Other deductions	343
Total deductions	7,874,363

Net increase	4,972,092

Net assets available for benefits:
Beginning of year	104,741,865

End of year	$ 109,713,957

See Notes to Financial Statements.

MB Financial, Inc.
401(k) Profit Sharing Plan

Notes to Financial Statements

Note 1.	Plan Description

The following description of the MB Financial, Inc. 401(k) Profit Sharing Plan (the "Plan"), provides only general information.  Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

General:

The Plan is a defined contribution plan covering all full-time and part-time employees of MB Financial, Inc. (the "Company").  Employees are eligible upon completion of three months of service and enter the Plan effective as of the first day of the month following meeting eligibility.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participant accounts:

Each participant's account is credited with the participant's contributions, the Company's matching contributions, and an allocation of (a) Plan earnings, and (b) the Company's profit sharing contributions, and charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Contributions:

The Company contributes to the Plan from current or accumulated profits.  In 2011, the Company contributed on behalf of each participant a matching contribution equal to 100% of each participant's deferral contribution up to the first 1% of the participant's compensation and 50% of each participant's deferral contribution for the next 5% of the participant's compensation, along with a profit sharing contribution of approximately 3% of compensation in 2011.  Matching contributions are required by the Plan, while profit sharing contributions are discretionary.  Each participant may make tax deferred contributions up to 75% of his or her compensation, as defined in the Plan.  Participants may also make post-tax contributions as allowed by the Plan.  Participants may make rollover contributions to the Plan from prior employer plans.  Contributions are subject to certain limitations.

Vesting:

Participants are immediately vested in their contributions.  Vesting in the Company matching contributions plus actual earnings thereon, if any, occurs after two years of credited service.  Vesting in the Company’s profit sharing contribution portion of their accounts plus actual earnings thereon, if any, is based on years of service, as defined.  A participant is 100% vested after six years of credited service.

Investment options:

Upon enrollment in the Plan, participants may direct their contributions, the Company's matching contributions, and the Company's profit sharing contributions in a variety of investment options as more fully described in the Plan's literature.  Participants may change their investment options at any time.

MB Financial, Inc.
401(k) Profit Sharing Plan

Notes to Financial Statements

Notes receivable from participants:

Participants may borrow from their accounts, generally up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances.  Loan terms range from one to five years or up to 15 years for the purchase of a primary residence.  The loans are collateralized by the balance in the participant's account.  The interest rate is the Prime Rate as received by Vanguard from Reuters plus 1%.  The procedure for determining the loan interest rate is subject to change at the discretion of the Plan Administrator.  Interest rates on outstanding loans range from 4.25% to 9.25%.  Principal and interest payments are required to be paid not less than quarterly.

Payment of benefits:

Upon retirement, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, or installment payments.  Upon termination, a participant may elect to receive a lump-sum amount or direct rollover into another plan equal to the vested value of his or her account or a split distribution between these two options.  Additionally, the Plan allows for hardship withdrawals under specific situations outlined in the Plan document.  In the case of a qualifying hardship withdrawal, the Administrator, at the election of the Participant, shall direct the trustee to distribute to any participant in any one plan year up to the lesser of 100% of the vested balance of any account of the participant, or the amount necessary to satisfy the immediate and heavy financial need of the participant or a beneficiary of the participant.

Benefits are recorded when paid.

Forfeitures:

At each anniversary date, defined as December 31, any forfeitures since the prior anniversary date shall be made available to reinstate previously forfeited account balances for former participants.  The remaining forfeitures, if any, shall be used to reduce the contribution of the Company in the year in which such forfeitures occur.  For the year ended December 31, 2011, Company contributions were reduced by approximately $312,000 from forfeited non-vested accounts.

Trustee and Recordkeeper:

The Plan custodian, recordkeeper and trustee is Vanguard Fiduciary Trust Company (Vanguard).

Note 2.	Significant Accounting Policies

Basis of accounting:

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment valuation and income recognition:

Investment contracts held by a defined-contribution plan are to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through a common/collective trust.  As required, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the common/collective trust as well as adjustment of the investment in the common/collective trust from fair value to contract value relating to the investment contracts.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

MB Financial, Inc.
401(k) Profit Sharing Plan

Notes to Financial Statements

The Plan’s investments are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 6 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and those changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Notes receivable from participants:

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

New authoritative accounting guidance:

In May 2011, the FASB issued Accounting Standards Update No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (Topic 820)—Fair Value Measurement (ASU 2011-04), to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements (as defined in Note 3 below). ASU 2011-04 is effective for the Plan prospectively for the year ending December 31, 2012. The Plan is currently evaluating the impact of the pending adoption of ASU 2011-04 on its financial statements.

MB Financial, Inc.
401(k) Profit Sharing Plan

Notes to Financial Statements

Note 3.	Investments

The following represents the Plan's investments at December 31, 2011 and 2010.  Investments representing 5% or more of the Plan's net assets are separately stated.

	2011		2010

Shares of registered investment companies:
American Funds Growth Fund of America; R-4 Class	$ 5,147,194	*	$ 5,896,093
PIMCO Total Return Fund, Administrative Class	10,096,296		10,059,213
Vanguard International Growth Fund Investor Shares	4,900,433	*	5,439,561
Vanguard Target Retirement 2025 Fund	6,024,781		5,547,570
Vanguard Windsor II Fund Investor Shares	8,486,102		8,933,609
Other	46,651,228		42,203,704
Common/Collective trust:
Vanguard Retirement Savings Trust VIII	14,589,145		13,883,158
Common stock:
MB Financial, Inc.	5,880,753		5,796,076
	$ 101,775,932		$ 97,758,984
*Less than 5%.

The Plan's investments, including investments bought, sold, and held during the year ended December 31, 2011, depreciated in value as follows:

Shares of registered investment companies	$ (2,585,741)
Common stock	(48,825)
$ (2,634,566)

Note 4.	Related-Party Transactions

The Company provides certain administrative services to the Plan and is not reimbursed.  Certain other administrative expenses are paid by the Company.  These expenses are not material to the financial statements.

The Plan held 343,903 shares of MB Financial, Inc. common stock with a cost of $7,703,928 and a fair value of $5,880,753 at December 31, 2011.  The Plan purchased approximately 42,325 shares of MB Financial, Inc. common stock at a cost of $770,407 and sold approximately 33,068 shares for $623,143 during the year ended December 31, 2011.  The Plan held 334,646 shares of MB Financial, Inc. common stock with a cost of $7,722,868 and a fair value of $5,796,076 at December 31, 2010.

The Plan invests in certain registered investment companies and a common/collective trust managed by Vanguard.  Vanguard is the trustee and custodian of the Plan's assets and therefore these transactions qualify as party-in-interest transactions.

Note 5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of plan termination, participants will become fully vested in their accounts.

MB Financial, Inc.
401(k) Profit Sharing Plan

Notes to Financial Statements

Note 6.	Fair Value Measurements

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures establishes a framework for measuring fair value as it relates to financial assets and liabilities and to nonfinancial assets and liabilities measured at fair value on a recurring basis.  That framework provides a three-level valuation hierarchy based upon observable and unobservable inputs, with preference given to observable inputs.  The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1	Observable inputs such as quoted prices for identical assets or liabilities;

Level 2
Observable inputs such as (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active and do not require significant adjustment based on unobservable inputs; or (iii) valuations based on pricing models, discounted cash flow methodologies or similar techniques where significant inputs (e.g. interest rates, yield curves, etc.) are derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities; and

Level 3
Unobservable inputs, including valuations based on pricing models, discounted cash flow methodologies or similar techniques where at least one significant model assumption or inputs is unobservable.  Unobservable inputs are used to the extent that observable inputs are not available and reflect the Plan’s own assumptions about the assumptions the market participants would use in pricing the assets or liabilities.  Unobservable inputs are based on the best information available in the circumstances, which might include the Plan’s own data.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value.

Registered Investment Companies - Core Funds and Target Retirement Funds:  Valued at the net asset value (‘NAV’) of shares held by the Plan at year end.

Common/Collective Trust Funds: Valued based on information reported by the investment advisor using the financial statements of the common/collective trust at year end.

MB Financial, Inc. Common Stock:  Valued at the closing price reported on the NASDAQ stock exchange.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Changes in Fair Value Levels:

To assess the appropriate classification of investments within the fair value hierarchy, the availability of market data is monitored.  Changes in economic conditions or valuation techniques may require the transfer of investments from one fair value level to another.  In such instances, the transfer is reported at the end of the reporting period.

We evaluate the significance of transfers between levels based upon the nature of the investment and size of the transfer relative to total net assets available for benefits.  For the year ended December 31, 2011, there were no significant transfers in or out of Levels 1, 2, or 3.

MB Financial, Inc.
401(k) Profit Sharing Plan

Notes to Financial Statements

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2011.

	Quoted Prices
	in Active	Significant	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs	Total
	(Level 1)	(Level 2)	(Level 3)	Fair Value

Shares of registered investment companies:
Core funds	$ 42,129,864	$ -	$ -	$ 42,129,864
Target retirement funds	39,176,170	-	-	39,176,170
Total shares of registered investment companies	81,306,034	-	-	81,306,034
Common/collective trust	-	14,589,145	-	14,589,145
MB Financial, Inc. common stock	5,880,753	-	-	5,880,753
Total	$ 87,186,787	$ 14,589,145	$ -	$ 101,775,932

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010.

	Quoted Prices
	in Active	Significant	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs	Total
	(Level 1)	(Level 2)	(Level 3)	Fair Value

Shares of registered investment companies:
Core funds	$ 43,062,279	$ -	$ -	$ 43,062,279
Target retirement funds	35,017,471	-	-	35,017,471
Total shares of registered investment companies	78,079,750	-	-	78,079,750
Common/collective trust	-	13,883,158	-	13,883,158
MB Financial, Inc. common stock	5,796,076	-	-	5,796,076
Total	$ 83,875,826	$ 13,883,158	$ -	$ 97,758,984

The following table sets forth the fair value of investments in certain funds that calculate net asset value per share (or its equivalent):

	Fair Value	Fair Value			Redemption
	as of	as of	Unfunded	Redemption	Notice
	12/31/2011	12/31/2010	Commitment	Frequency	Period

Common/collective trust (1)	$ 14,589,145	$ 13,883,158	$ -	12 months	12 months

(1)             This includes highly rated synthetic investment contracts, traditional investment contracts and cash investments.  Investments in this category can be redeemed immediately at the participant level and in 12 months at the Plan level, at the current net asset value per share based on the fair value of the underlying assets.  The fair value of investments in this category has been estimated using the net asset value per share of the investments.

MB Financial, Inc.
401(k) Profit Sharing Plan

Notes to Financial Statements

Note 7.	Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated April 11, 2008, that the Plan is qualified and the trust established under the Plan is exempt under the appropriate sections of the Internal Revenue Code ("IRC").  The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with applicable provisions of the IRC.  The Plan has been amended subsequent to the most recent amendment indicated in the determination letter.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax period in progress.  The Plan Administrator believes the Plan is no longer subject to income tax examinations for  years prior to 2008.

Note 8.	Reconciliation of Differences Between These Financial Statements and the Financial Information Required on Form 5500

The following is a reconciliation of the differences between these financial statements and the financial information shown on Form 5500:

	2011	2010

Net assets available for benefits per
the financial statements	$ 109,713,957	$ 104,741,865
Fair value adjustment of fully benefit-responsive contracts	675,570	546,693
Increase in investments related to reclass from notes receivable to investments	2,520,199	1,940,867
Decrease in receivables related to reclass from notes receivable to investments	(2,520,697)	(1,940,867)
Net assets available for benefits per the Form 5500	$ 110,389,029	$ 105,288,558

Changes in net assets available for benefits
per the financial statements	$ 4,972,092
Investment income - fair value adjustment of fully benefit-responsive contracts	128,877
Increase in investment income related to reclass from notes receivable to investments	97,992
Decrease in interest income related to reclass from notes receivable to investments	(97,992)
Certain deemed distributions of participant loans	(498)
Changes in net assets available for benefits
per the Form 5500	$ 5,100,471

MB Financial, Inc.
401(k) Profit Sharing Plan

Schedule H, Line 4i - Assets (Held at End of Year)
December 31, 2011
EIN 36-4460265, PN 001

		(c)
	(b)	Description of investment
	Identity of issue,	including maturity date,		(e)
	borrower, lessor	rate of interest, collateral,	(d)	Current
(a)	or similar party	par or maturity value	Cost	Value

	Invesco Mid Cap Core Equity Fund, Class I	Registered Investment Company	N/A	$656,701
	American Funds Growth Fund of America; R-4 Class	Registered Investment Company	N/A	5,147,194
	Davis New York Venture Fund, Inc. - Class A Shares	Registered Investment Company	N/A	1,787,280
	Lord Abbett Small-Cap Blend Fund – Class I	Registered Investment Company	N/A	1,890,007
	PIMCO Total Return Fund, Administrative Class	Registered Investment Company	N/A	10,096,296
*	Vanguard 500 Index Fund Investor Shares	Registered Investment Company	N/A	4,952,818
*	Vanguard International Growth Fund Investor Shares	Registered Investment Company	N/A	4,900,433
*	Vanguard Mid-Cap Index Fund Investor Shares	Registered Investment Company	N/A	3,386,447
*	Vanguard Prime Money Market Fund	Registered Investment Company	N/A	300,191
*	Vanguard Target Retirement 2005 Fund	Registered Investment Company	N/A	1,329,817
*	Vanguard Target Retirement 2010 Fund	Registered Investment Company	N/A	2,420,985
*	Vanguard Target Retirement 2015 Fund	Registered Investment Company	N/A	4,741,235
*	Vanguard Target Retirement 2020 Fund	Registered Investment Company	N/A	5,136,527
*	Vanguard Target Retirement 2025 Fund	Registered Investment Company	N/A	6,024,781
*	Vanguard Target Retirement 2030 Fund	Registered Investment Company	N/A	5,140,634
*	Vanguard Target Retirement 2035 Fund	Registered Investment Company	N/A	5,126,471
*	Vanguard Target Retirement 2040 Fund	Registered Investment Company	N/A	2,405,063
*	Vanguard Target Retirement 2045 Fund	Registered Investment Company	N/A	2,950,490
*	Vanguard Target Retirement 2050 Fund	Registered Investment Company	N/A	2,335,293
*	Vanguard Target Retirement 2055 Fund	Registered Investment Company	N/A	20,272
*	Vanguard Target Retirement Income	Registered Investment Company	N/A	1,544,602
*	Vanguard Total Bond Market Index Fund Investor Shares	Registered Investment Company	N/A	526,395
*	Vanguard Windsor II Fund Investor Shares	Registered Investment Company	N/A	8,486,102
*	Vanguard – Retirement Savings Trust VIII	Common/Collective Trust	N/A	14,589,145
*	MB Financial, Inc. Common Stock	Common Stock	N/A	5,880,753
*	Participant Loans	Interest Rates Range from
		4.25% to 9.25% Maturing
		through 9/22/2026	N/A	2,520,199	(1)
				$104,296,131

*	Party-in-interest.
(1)	Amount as shown on the Form 5500.
N/A - Investments are participant directed; therefore, cost is not applicable.

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MB FINANCIAL, INC. 401(k) PROFIT SHARING PLAN

By: MB Financial Inc., as Plan Administrator

Date:	June 26, 2012	/s/ Jill E. York
Jill E. York Vice President and Chief Financial Officer